MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                February 2, 2007
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                February 2, 2007

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, February
                  2nd. The market seems to be gaining a little bit of pretty good traction as we move into the end of January, the beginning of February, smooth economic statistics keep coming out, we've got earnings coming out right and left. On the earnings front, they seem to be pretty good; statistically, not the best ever and certainly not the worst ever. There are good earnings, it looks like we're seeing double-digit earnings gains once again that we've seen for a number of quarters in a row. All the economic news that I've been able to assemble seems to be pointing to that classic Goldilocks economy -- not too hot and not too cold. The economy is growing at a decent rate, enough to keep corporate profits in line but not so much to cause a concern about overheating in the economy, inflation certainly seems under control, employment is strong, jobs are being created, and unemployment is going down but not at such a rate that, again, the Fed would be overly concerned about inflation. So when you've got good growth numbers, good inflation numbers, good employment numbers, good earnings numbers, you got to wonder where's the downside and I think that the conclusion has to be that the market is going to continue to grind out I think some pretty decent gains in the weeks and months ahead.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                February 2, 2007
                                                                          Page 2

                  I think helping is the fact that there is still an awful lot of skepticism out there. Certainly, the political situation is not good, the geopolitical situation is not good, and there are still most invest 18 18 tment professionals are carrying the scars and the rug burns and everything that they could have from the bear market of 2000, 2001, and 2002 and nobody wants to get too giddy. And so whenever we've had a good year of gains like we had in 2006 and then a decent start to the year like 2007, there's always a course of people who are saying, yeah, if you think this is as good as it gets, beware, maybe it is as good as it gets, and the next move is going to be downward. So there's a good healthy skepticism in the market too which I think is one of the ingredients that a stock market needs to grind out higher and higher statistics. So it's only when people start to get too euphoric that we really want to watch out below. The fact that we haven't had any huge up days, I mean this has just been kind of a grinding out gains, a fraction of a percent here and there, this kind of small, slow, and steady kind of gains, is exactly the kind of market that we want to be in and I think that's going to lead to a pretty decent year unless and until any of these statistics that we talked about change.

                  So again, I always talk about the most important statistic to look at is employment because this being a consumer-driven economy, so many industries, so many sectors derive their self from the health of the consumer and as long as people are working, as long as they have confidence in their paycheck, those sectors of the economy are likely to continue to hold up. So the fact that employment is good and the fact that the Federal Reserve seems to be on neutral right now, the market doesn't need to be concerned about the Federal Reserve taking the punchbowl away. Really, like I said before, the ingredients are there for a good market. Sometimes it is what it is and I think right now we've got a pretty good situation.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                February 2, 2007
                                                                          Page 3

                  So we've got the portfolio locked in hopefully to gain some pretty nice returns in this kind of a situation but we're not getting too crazy. We've got some relatively cautious elements of the portfolio as well. We're just going to try to stay one step ahead of where the market is and give you some good gains without sticking our neck out too much.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye-bye.


                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                February 9, 2007
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                February 9, 2007

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, February
                  9th. We had a week that was going along nice and steady, pretty quiet, little fractions, little gains and losses here and there and then all of a sudden, we got a storm break loose on Friday. An interesting aspect to it, we really had a bad performance day on Friday but that was largely on the back of one holding that, coincidently, showed some very, very good earnings reports.

                  MasterCard is one of our top-10 holdings; they came out and blew the numbers away with earnings well ahead of even the highest analysts' expectations.

                  The problem though has been that they kind of urge a little bit of caution going forward and the stock had run-up so much that a lot of people took the opportunity to ring the cash register which is causing a little bit more volatility in our portfolio today than we would normally have had but that's just, I think, a one or two-day event and what is otherwise a very good long-term holding and won't affect the fund longer term in any case.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                February 9, 2007
                                                                          Page 2

                  One thing that I want to speak with you about this afternoon is a matter that's starting to be heard a lot in the press. It's relatively an arcane financial matter but there will be articles written about it and it can get pretty scary if the articles aren't written or read carefully; most importantly, they tend not to be written very carefully because most journalists don't know what they're talking about in this particular area.

                  What I'm talking about here is the housing market and, more specifically, the subprime lending area of the housing market; this is where mortgages are made to people who probably shouldn't have mortgages or shouldn't have mortgages of that particular size.

                  As we know in the big housing run-up over the last few years, lenders who were flush with money basically threw money at home buyers and just about anybody who could fog up a mirror with their nose was able to get a mortgage on a house.

                  Well, some of those chickens are coming home to roost and some of these subprime lenders have been reporting higher default rates and problems with their earnings and the market seems to be getting some shivers from that.

                  The concern that people have is that if the subprime lenders do much more poorly, it could have repercussions for the broader lending market and the broader economy. But I think it's important to know really what this market is all about and put it in perspective.

                  The subprime segment of the mortgage market represents about 12% to 13% of the mortgage market. So about 12% to 13% of mortgages are subprime or made to people who are marginally creditworthy at best. Of that 12% to 13%, there is going to be a default rate of about 12% to 13% give or take.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                February 9, 2007
                                                                          Page 3

                  So when you quench those two numbers together, what you get is about 1.5% of the mortgage market is in trouble. That puts it in a little bit different perspective than some of the horror story headlines that we have about subprime lending going under; 1.5% of this big broad mortgage market is in trouble.

                  To further put it in perspective, the dollar amount that is involved with that 1.5% is less than the money that's been lost in market cap by Microsoft alone in the last 30 days. Just to correct the Microsoft stock price has reduced the market value of that company more than all these loans that we're talking about.

                  So the point is that the financial markets are very big and very broad. They're bigger and broader than certainly most journalists can ever possibly see. I don't think they can actually get their brains around just how large the financial system is and how large the economy is.

                  Even when there may well be very real and very significant problems in one sector of one sector of one sector of the economy, that doesn't mean that it's going to have huge repercussions for the entire economy.

                  I'd have to step back and point to a lot of the people who you could say were right about housing, we're talking about the housing slowdown a year, year and a half ago, and certainly, the housing market has been slowing down for a good year and the repercussions of that supposedly were to be that once people could no longer sell their homes for higher and higher prices, once people could no longer use their homes as piggybanks via home equity loans, that the whole consumer bubble would collapse and people would not be spending the way they would normally be spending.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                February 9, 2007
                                                                          Page 4

                  But yet, here we are a good year after the peak in housing prices and the results that we're getting from consumer-oriented stocks are good, if not great, and it certainly looks like the consumer end of the economy remains very strong.

                  So even though I recognize that the housing market has certain weak links and certain very thick links, the housing market is so big and so broad that there are actually portions of the markets in America where housing prices are actually continuing to increase.

                  Just because most of the journalists live in New York and have contacts in Washington D.C. and vacation in Florida and vacation in Las Vegas and California, there's a lot more of American real estate that is involved with the right and left coasts and I think that that needs to be taken in account when we try to project what the consequences are going to be to housing prices, that housing prices as a whole have certainly not plummeted, it's not a bubble bursting the way it was with tech stocks bursting when that bubble burst where you have prices actually going down 50%, 60%, 70%, 80%, and 90%.

                  The other main thing to keep in mind when it comes to housing and why a lot of these scare headlines are really not relevant is that unlike stocks, people don't have to buy stocks.

                  If you see a stock going down, if you don't want to own the stock, if you're scared, you can sell your stock and you can put the money in the bank, you can buy a bond, you can put it under your mattress; you don't have to buy a stock in terms of your daily lifestyle.

                  At the same time, four million new households are created every year in the United States; these people have to live somewhere. So there's a constant ongoing every day of every month of every year a new supply of buyers coming on to the market in the housing market which doesn't exist in the stock market.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                February 9, 2007
                                                                          Page 5

                  So eventually, as homebuilders slow down their construction and some of that overhang of inventory is worked through the system, we will once again be hearing headlines about tightness in the housing market and a shortage of potential homes for people to buy.

                  Just keep in mind what the perspective is on a lot of these headlines that you hear about, sometimes the reality is a good deal different from a perspective.

                  Nevertheless, I'm sorry this week ended on such a rocky note. I do think that the portfolio is very well positioned for what the general trends are going to be this year and I do think given what the economic realities are outside my window at least, I think we're in store for a very good year and I think that we have the potential to participate very well on it.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               February 16, 2007
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                February 16, 2007

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, February
                  16th. The market zigzagged a bunch this week and continued to grind its way higher even in the midst of a lot of pessimism, a lot of worry. This seems to be the classic wall of worry type of market where people are discounting the good news that's out there and giving greater weight to the bad news but the market keeps confounding those people who are expecting another shoe to drop.

                  Now I don't want to give a cavalier sense that this market can't and won't go down because, obviously, it has to; it's going up at a rate that I don't think it's sustainable purely on economic fundamentals.

                  So at some point, we're going to either give some of this back like we did the previous and last couple of weeks or go sideways for a while but nevertheless, I think the market is telegraphing that things are better than what a lot of pundits are saying.

                  I come back to help us understand really how good an investor makes money. It's important to understand how much of the information that you get as a consumer and much of the information that we receive as investors is so lopsided and so wrongheaded, it has to be almost comical.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               February 16, 2007
                                                                          Page 2

                  I was talking last week about real estate and about the subprime mortgage lending and how people are just having a cow about what's happening with the subprime market.

                  It certainly is bad news for those subprime lenders but it doesn't necessarily mean the economy is going to implode. In the grand scheme of not just the economy but also the real estate market, these subprime lenders are very, very small fry and they really don't impact the broader real estate market the way a lot of the headlines would indicate.

                  But there was another headline just today relating to real estate that the media gave the total wrongheaded spin on and this was about new construction. New construction this past month dipped 14.3%.

                  Now it's greater than the decline that was expected by analysts, I know it was the lowest level of new construction since August of 1997. So what's happening is that all these homebuilders who had been building homes like crazy over the last three or four or five years, have really cut back on their new construction because the buyers have held back and they found that they have too much inventory.

                  Now think of homes as inventory. I mean that's all they are to a homebuilder, a home is inventory. If you're reducing your inventory but yet the demand continues to grow and, certainly, demand for homes, as I mentioned last week, is not necessarily going down, buyers are just simply a little bit more cautious, but our population increases every day, home family formation increases every day, there are millions of new families created every year and they can't all live in their parent's basement or in the garage out back.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               February 16, 2007
                                                                          Page 3

                  There has to be new housing units built to satisfy that new family creation. So if you've got that continued growth and demand over time and you're reducing your inventory at the same time, at some point, the demand is going to overwhelm the available inventory.

                  Just like it with oil or cars or anything that people buy, when demand exceeds the available inventory, when people get that perception, prices start to go up substantially.

                  So here's where the media gave the wrongheaded signal to investors. All day I was listening to CNBC, and you'll read it in the headlines over this weekend, talking about how, as I said, new construction dipped 14.3%, the lowest level since August of 1997, and how these homes that are not being built, that's bad news.

                  If that were such bad news, the homebuilders ETF would have gone down a lot, most homebuilders' stocks would have gone down a lot; but if you look across the broad mix of homebuilder stocks, they were all down only a fraction of a percent.

                  So what the actual action in the market is saying is that this is information that's already baked into the cake. This is information that we know it's already built into the prices.

                  And, quite frankly, if you look at the charts of most of these stocks in the homebuilding sector, you'll see that they've been rallying for months, that the market in its collective wisdom sees that as homebuilders get in trouble and as they sell off their land inventory, as they stop building new homes, what all that they're doing is reducing the available supply of product and that at some point, we're going to get into equilibrium, that the supply of product will be in equilibrium to the regular ongoing demand and that's when prices firm and start to go up.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               February 16, 2007
                                                                          Page 4

                  So it's interesting that the market, when a couple years ago when builders were building homes like crazy and buying land like crazy, you heard headlines like housing going up and building permits going up to a record level as if that were positive news when, in reality, that was news that was just signaling oversupply, and now conversely, when the supply is being taken off the market, when builders are selling off their land, when they're not building more housing, we're hearing that as negative news when, in reality, that should be positive news, that should be a signal to start getting into the market.

                  So when we think of homes as inventory, the good becomes bad, the bad becomes good, and it makes it more clear what we might want to do as investors.

                  I wish I could turn the clock back a few months and buy at the very low end when most everybody was most pessimistic but I think even though, in hindsight, prices were lower several months ago, there was not enough visibility as to what was going to be happening with what the homebuilders were going to be doing.

                  Right now we see that they're very aggressively cutting back on their inventory, very aggressively cutting back on new construction even more than people expected, and I think that even though prices have moved up from the low, just because we have more visibility right now, they're a safer place to get into.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               February 16, 2007
                                                                          Page 5

                  Right now, even though we don't own any homebuilders in the portfolio right now, they're way at the top of my watch list and I wouldn't be surprised if sometime over the next 30 to 90 days, we start building up a backup, a major position in the diversified homebuilders because I think we're going to see, much to many people's surprise, that that may well be the single best performing group in 2007.

                  Think about that for a second. The one area that people are hearing the most negative news about may well be the best performing sector in 2007.

                  So you got to watch out what you hear about the media; when you really think about what the headline is all about, that sometimes leads you to a conclusion that's very different than the blow-dried people who are just simply reading from the teleprompter would lead you to conclude.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               February 23, 2007
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                February 23, 2007

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, February
                  23rd. We had a little bit of up and down this week. Finished the week relatively close to where we started the week, maybe backing off a few cents, nothing I think of any great import, we've already moved relatively further so far this year than statistically should have been the case. I think the market is doing a little bit of digesting on some of the gains.

                  I'm getting some really funny sense of deja vu with the headlines that are coming out this week between the stories about the homebuilders and energy prices and gold going up and worries about Iran, it almost seems like it's last summer all over again and the same combination of things that are worrying the market.

                  As we saw six to nine months ago when we had that same menu of worrisome items, it turned out that there was less to it than meets the eye and the market began rallying very strong off of it.

                  I don't want to be cavalier and too Pollyannaish about the very real risks that are out there, Iran is a risk from a geopolitical standpoint and, certainly, energy prices that have now gotten above $60 a barrel and seem to be moving up again possibly towards $70 a barrel and what the impact of that is going to be on corporate profits is also something we need to take a look at.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               February 23, 2007
                                                                          Page 2

                  The housing market seems to be towards the bottom end of the cycle but if, for some reason, it overshoots on the bottom end just like it over-shot on the top end, there could be some repercussions there. But you'll note that all of these things have coulds and mights and may happen; none of them are realities on the ground right now.

                  The only realities on the ground right now from a negative standpoint are the things that we're hearing about in the subprime mortgage lending which I spoke with you about last week and the week before I believe and those are very horrible headline type of stories.

                  But it's very important to keep in mind that subprime lending is only a very, very small slice of the overall real estate, the overall mortgage market and unless and until we hear that there are problems with higher quality mortgages, I think that it's nothing more than an interesting financial story and not something that's going to impact on our economy to any great extent because the news generally that we're continuing to see from both an earnings standpoint and a sales standpoint when we look at retail sales seems to be pretty reasonable.

                  So this is one of those periods of time where I think the market is just kind of wandering around wondering what it should be worried about, what it should be excited about.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               February 23, 2007
                                                                          Page 3

                  We're still carrying a lot of the emotional scars and the psychological burden of the 2000 to 2002 bear market and so nobody wants to get too euphoric at any one time, we're always looking at what could be around the corner.

                  So even in the midst of generally good news, there are people who are wondering, well, if you tell me that this is as good as it gets, maybe you're right, this is as good as it gets, and the next move is going to be downward.

                  So we've got that ongoing undercurrent murmur of worry, what the classic market cliches are called the wall of worry that our bull market tends to climb and that's generally a positive situation. I don't detect much in the way of euphoria out there and unless and until we get that euphoric level, I don't see the market correcting all that much.

                  General valuations are certainly not at the low end but they're not at the high end. I would say, realistically speaking, valuations are kind of midrange. The good news in that is that if the market does see a correction, if we do see the market go down 5% to 10%, all it will do is push valuations down to a real buying level in which case the market will tend to pretty soon read down from that.

                  So I think that all we're in store for moving forward is a lot of up and down, backward and forward, but I think it's going to be that classic three steps forward, two steps back, where when the dust settles, we'll find out we're nicely ahead of where we thought we might be.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               February 23, 2007
                                                                          Page 4

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody here at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                      END